UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file Number 0-13818

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Financial Statements and Supplemental Schedule
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Assets Available for Benefits for the year ended December 31, 2004	3

Notes to Financial Statements	4 – 8

Supplemental Schedule

Exhibit I - Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2004	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the “Plan”), at December 31, 2004 and 2003, and the changes in assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 the Plan received net investment assets transferred from affiliated Plans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 17, 2005

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Statements of Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$125,478,565	$46,823,979

Receivables
Employer contributions	98,235	39,425
Participant contributions	—	114,798
Profit sharing contribution	5,023,629	2,861,942
Dividend and interest	449,496	129,221

Total receivables	5,571,360	3,145,386

Assets available for benefits	$131,049,925	$49,969,365

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Statement of Changes in Assets Available for Benefits
For the Fiscal Year Ended December 31, 2004

Additions
Additions to assets attributed to Investment income
Net appreciation in fair value of investments	22,820,410
Interest and dividends	1,696,564

Total investment income	24,516,974

Contributions
Employer	7,170,647
Participants	4,867,920
Rollovers from other qualified plans	128,398

Total contributions	12,166,965

Total additions	36,683,939

Deductions
Deductions from assets attributed to Benefits and withdrawals paid to participants	5,146,270

Changes in net assets prior to plan transfers	31,537,669
Net investment assets transferred from affiliated plans	49,542,891

Net increase	81,080,560

Assets available for benefits
Beginning of year	49,969,365

End of year	$131,049,925

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of Plan

The following description of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

Plan Description

The Plan is a defined contribution plan covering substantially all employees of the Puerto Rico subsidiaries of Popular Inc., except Banco Popular de Puerto Rico (the “Companies”) who have three months of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to acquire investments in mutual funds and also gives them opportunity to purchase common stock of Popular, Inc. (holding company of the companies). The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

Plan document was amended effective April 1, 2004 to conform certain provisions of the Plan consistently among the companies. Specifically, to (i) change the definition of compensation considered for tax purposes and (ii) change the formula to calculate the employer Matching Contribution.

Plan Transfers

On April 1, 2004, Popular, Inc. announced the creation of a new subsidiary, EVERTEC, Inc. As a result, during 2004 approximately 720 participants with account balances of approximately $11.8 million were transferred to the Plan from the Banco Popular de Puerto Rico Savings and Stock Plan. Additionally, approximately 50 participants with account balances of approximately $1.3 million were transferred from the Plan to the Banco Popular de Puerto Rico Savings and Stock Plan.

This business change also prompted the transfer of $39 million in assets to the Plan representing participant account balances from the Banco Popular de Puerto Rico Profit Sharing Plan.

Contributions

Plan participants may authorize the Companies to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant’s annual compensation, as defined, or $8,000.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Notes to Financial Statements
December 31, 2004 and 2003

The Companies match participant’s pre-tax contributions at the rate of 50 cents for each dollar saved as follows:

On the first percentage
Subsidiary	of Participant’s compensation
Popular Insurance, Inc.	8%
Popular Mortgage, Inc.	8%
EVERTEC, INC. (formerly GM Group, Inc.)	8%
Popular Finance, Inc.	8%
Popular Auto, Inc.	8%
Popular Securities, Inc.	10%

In addition, each subsidiary may make other discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.

Participant Accounts

Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
A least 1	20
A least 2	40
A least 3	60
A least 4	80
A least 5	100

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Notes to Financial Statements
December 31, 2004 and 2003

Plan Expenses and Administration

The Companies are responsible for the general administration of the Plan and for carrying out the provisions thereof.

Contributions are held and managed by the Bank as Trustee and recordkeeper of the Plan. Up to April 30, 2004 Banco Santander de Puerto Rico was the Trustee for the investment in Popular, Inc. common stock. Effective May 2004, BPPR became trustee for such investment. Expenses of the Plan are borne by the Bank.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or, at the Bank’s discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded under the accrual basis and credited to each participant’s account, as defined.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants earnings.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Notes to Financial Statements
December 31, 2004 and 2003

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 31:

	2004		2003
	# of shares	Value	# of shares		Value
Mutual Funds
Vanguard 500 Index Fund	*	*	24,861		$2,552,502
Federated Government Obligations Fund	19,650,638	$19,650,638	12,242,373		$12,242,373
Common stock
Popular, Inc. **	2,820,954	$81,328,123	959,554	***	$21,518,035

*	Investment does not exceed 5% or more of the Plan assets at December 31, 2004

**	Party-in-interest

***	Share data included herein has been retroactively adjusted to reflect the July 2004 Popular, Inc.’s common stock two for one stock split

During 2004, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Common stock	$20,498,025
Mutual funds	2,322,385

$22,820,410

4.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Profit Sharing Contribution Receivable

The Board of Directors of the Companies approved profit sharing contributions amounting to $5,171,871 and $2,906,672 in the aggregate based on their 2004 and 2003 subsidiaries profits, respectively. The Companies used forfeitures amounting to approximately $148,242 and $44,730 to reduce its profit sharing contributions in 2004 and 2003, respectively. Amounts receivable were subsequently collected in 2005 and 2004, respectively.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

Notes to Financial Statements
December 31, 2004 and 2003

6.	Additional Contributions

The Plan failed the discrimination test for the year ended December 31, 2004. Additional contributions amounting to $98,235 are recorded as an employer receivable and as employer contributions in the accompanying financial statement for the year. The Plan expects to deposit additional contributions to its participants during 2005.

7.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 29, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

9.	Related Parties

At December 31, 2004 and 2003, the Plan held shares of common shares of Popular, Inc. the Holding Company of the companies. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries
Schedule H, Line 4I - Schedule of Assets (Held At End of Year)	Supplemental Schedule
December 31, 2004	Exhibit I

	(b) Identity of Issue, Borrower,			(e) Current
(a)	Lessor or Similar Party	(c) Description of Investment	(d) Cost	Value
	Dreyfus Emerging Leaders Fund	Mutual Fund 91,554 shares	**	4,049,418

	Federated Government Obligations Fund	Mutual Fund 19,650,648 shares	**	19,650,638

	Fidelity Advisor Mid Cap Fund	Mutual Fund 119,385 shares	**	3,010,899

	MFS Research International A Equity Fund	Mutual Fund 123,157 shares	**	1,943,420

	Pimco Total Return	Mutual Fund 574,238 shares	**	6,127,115

	Vanguard 500 Index Fund	Mutual Fund 44,362 shares	**	4,952,568

	Van Kampen Common Stock Fund	Mutual Fund 231,438 shares	**	4,283,919

	BPPR Time Deposit Open Account	Time Deposit Variable rate actual 2.869%	**	132,465

*	Popular, Inc.	Common Stock	**	81,328,123

				$125,478,565

* Party in-interest

** Cost is not required for participants directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. RETIREMENT

SAVINGS PLAN FOR PUERTO RICO

SUBSIDIARIES

(Registrant)

Date: June 28, 2005	By: /s/ Tere Loubriel

Tere Loubriel
Authorized Representative